Mary Jo Reilly Partner 215-988-1137 Direct 215-988-2757 Fax maryjo.reilly@dbr.com

July 20, 2010

VIA EDGAR

Linda Stirling

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Funds (“Registrant”)

Post-Effective Amendment No. 72

(File Nos. 33-73404 and 811-08236)

Dear Ms. Stirling:

The following responds to the comments we received from you on July 9, 2010, regarding the above-referenced Post-Effective Amendment to Registrant’s registration statement on Form N-1A referenced above (the “Post-Effective Amendment”). The changes to the Registrant’s disclosure will be reflected in an additional post-effective amendment to the Registrant’s registration statement. The Post-Effective Amendment was filed to bring the prospectus and statement of additional information for each multi-manager series of the Registrant (each a “Fund” and collectively the “Funds”) into compliance with the recent amendments to Form N-1A. Our responses (in bold) follow your comments:

Applicable to all Funds:

1.	Comment: Please add disclosure to each Fund’s summary section regarding how individual securities are selected for purchase and sale by each sub-adviser.

Response: The Registrant respectfully declines the comment. Pursuant to Item 9(b), the Registrant, in its statutory prospectus, explains in general terms how each sub-adviser decides which securities to buy and sell. With regard to the summary section of the prospectus, Item 4(a) of Form N-1A requires only a summary of “how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries” based on the information given in response to Item 9(b). Registrant believes that its current disclosure meets the requirements of Form N-1A and is in line with industry standards.

Linda Stirling

July 20, 2010

Applicable to the Multi-Manager Global Real Estate and Multi-Manager International Equity Funds:

2.	Comment: For any Fund that has “International” or “Global” in its name, please disclose the following: (1) that the Fund will invest in at least three countries outside of the U.S.; (2) that 40% of the Fund will be invested in foreign companies; and (3) how the adviser defines foreign companies.

Response: Registrant will add the following as Item 9 disclosure in the prospectus, “Under normal circumstances, the Multi-Manager Global Real Estate and Multi-Manager International Equity Funds will invest significantly (at least 40%) in companies that are located, headquartered, incorporated or otherwise organized outside of the U.S. The Multi-Manager Global Real Estate and Multi-Manager International Equity Funds expect their foreign investments to be allocated among companies that are diversified among various regions, countries including the U.S. (but no less than three different countries other than the U.S.), industries and capitalization ranges.” Additionally, foreign securities are already defined to “include direct investments in non-U.S. dollar-denominated securities traded primarily outside of the United States and dollar-denominated securities of foreign issuers” and “indirect investments such as American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”)” on page 59 of the prospectus.

* * *

We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-1137.

Sincerely,

/s/ Mary Jo Reilly
Mary Jo Reilly

cc: Craig Carberry, Esq.